United  States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

July 22, 2008

Re:	Cardiome Pharma Corp.
Form 40-F for the Fiscal Year Ended December 31, 2007
File No. 000-29338

Ladies and Gentlemen,

Set forth below are the responses of Cardiome Pharma Corp. (the “Company”) to the comments provided to Mr. Curtis Sikorsky of the Company in a letter dated July 11, 2008 (the “Comment letter”) by Mr. Jim Rosenberg, Senior Assistant Chief Accountant.  The responses set forth below are keyed to the sequential numbering of the comments in the Comment letter and to the headings used in the Comment letter.

Consolidated  Statements of Operations and Comprehensive Loss

1.
Please tell us where the realized loss of $9.8 million that was reclassified out of other comprehensive loss is classified.  Direct us to a discussion of this loss in the filing or tell us why you believe a discussion was not warranted.

During the fiscal year ended December 31, 2007, the Company held short term investments with maturities of greater than 90 days.  Upon adoption on January 1, 2007 of the Canadian Institute of Chartered Accountants Handbook (“CICA HB”) Section 3855 - Financial Instruments - Recognition and Measurement, the Company designated short-term investments on hand with terms of maturity greater than 90 days as available-for-sale.  Under US GAAP, these securities were classified as available-for-sale.  In accordance with CICA HB Section 3855 and US GAAP FAS 115, changes in fair value of available-for-sale financial instruments are recorded in other comprehensive income until the investment is derecognized or impaired at which time the applicable amounts previously recorded in other comprehensive income would be recorded in earnings.

During the first three quarters of 2007, the Company recorded unrealized losses of $9.8 million on its short term investments in other comprehensive loss.  These losses were attributable to foreign exchange as the investments were denominated in US dollars while the Company’s functional currency is the Canadian dollar.  In the third quarter of 2007, the Company sold almost all of its short term investments for cash.  Upon the derecognition of these investments, in accordance with CICA HB Section 3855,  the previously unrealized foreign exchange losses of $9.8 million associated with these short term investments were realized and accordingly recorded on the statement of operations and classified as foreign exchange losses.   The Company’s foreign exchange losses are discussed on page 12 of Exhibit 99.4, Management’s Discussion and Analysis under the heading Other Income (Expenses).

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies (j) Revenue Recognition, page 8

2.
Please explain to us why your revenue recognition policy for milestone payments and research collaborative fees is not consistent with the revenue recognition policy stated on page 7 of Exhibit 99.4 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We acknowledge that the description of our revenue recognition policy for milestone payments and research collaborative fees is worded differently in our financial statements and our Management’s Discussion and Analysis.  While the disclosure in our Management’s Discussion and Analysis is not contradictory to our accounting policy wording, upon review, we propose to update the language in our Management’s Discussion and Analysis to be more consistent and reflective of the wording of our accounting policy as disclosed in the financial statements.  As such, we propose to include in our Q2 2008 Management’s Discussion and Analysis substantially the following updated wording under the heading Significant Accounting Policies, Revenue Recognition:

The Company currently earns its revenue from collaboration arrangements that provide for non-refundable payments as follows:

•	upfront fees at the commencement of the arrangement;

•	milestone payments upon meeting certain milestones as contained in the related collaboration arrangement; and

•	fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.

The upfront fees are deferred and amortized straight-line over the expected term of the Company's continued involvement in the research and development process. Changes in estimates are recognized prospectively when changes to the expected term are determined.

Milestone payments are recognized as revenue when the milestones are achieved and these payments are due and are considered collectible.

Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs are recognized in income to the extent of the services performed, the consideration is collectible, and the amount of the fees are considered to represent the fair value of those services.

The Company also reviews other deliverables, including related research advisory committees, to determine whether any further deliverables have standalone value and therefore require separation. The Company has not identified any other deliverables that require separation to date.

Note 3. Changes in Accounting Policies, page 9

3.
Your disclosure states that you prospectively adopted the Canadian Institute of Chartered Accountants Handbook Section 3855 Financial Instruments - Recognition and Measurement, Section 3861 Financial Instruments - Disclosure and Presentation, Section 3865 Hedges, Section 1530 Comprehensive Income, and Section 3251 Equity.  Your disclosure also indicates that you did not record any transition adjustment related to this adoption due to immateriality.  While no quantitative disclosure for immaterial items appears necessary, it is not clear why no adjustment was recorded upon adoption.  Please explain this to us and quantify for us the amount of the adjustment.

The Company’s financial instruments at January 1, 2007 consisted of cash and cash equivalents, short term investments, accounts receivable, and accounts payable and accrued liabilities.   At the time of adoption of the new standard (January 1, 2007), the opening balances of the Company’s cash and cash equivalents, accounts receivable, and accounts payable were already recorded in accordance with the Company’s new policy related to financial instruments.  As a result, there were no transition adjustments attributable to the remeasurement of these financial assets and liabilities.  The short term investments held by the Company at January 1, 2007 were classified as available-for-sale at the time of adoption of the new standard when previously they were recorded at the lower of cost and market.   We calculated the transition adjustment attributable to the remeasurement of these short term investments at fair value at January 1, 2007.  The amount calculated was $621,813, an amount which we determined to be immaterial to the Company’s consolidated financial statements.  As a result, no transition adjustment was recorded to the consolidated opening accumulated other comprehensive loss for this amount.

Note 13. Collaborative Agreements, page 22

4.
Please explain how the recognition of the US$10 million NDA milestone received upon the re-submission of the NDA complies with your revenue recognition policy which, as stated on page 7 of Exhibit 99.4, Management’s Discussion and Analysis of Financial Condition and Results of Operations, indicates that  “non-refundable milestone payments are fully recognized upon the achievement of the milestone event when (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform under the arrangement.”

The $10 million NDA milestone was recognized in accordance with our stated accounting policy as disclosed on page 8 of our consolidated financial statements when the milestone was achieved and the payment of it was due and collectible.  In this case, the milestone event was specifically the resubmission of a completed NDA.  The NDA was resubmitted in the fourth quarter of 2006.  At the time of resubmission the $10 million milestone became due and collectible.  The recognition of this revenue met the milestone revenue recognition criteria outlined in our MD&A as follows:

i)
The milestone is substantive in nature - the submission of a completed NDA with the FDA is a substantive milestone as it is a significant step towards achieving approval of vernakalant (iv) and ultimately commercialization of the drug in order to earn future revenues.  The milestone was tied to a very specific event occurring, the resubmission of a completed NDA.

ii)
The achievement was not reasonably assured at the inception of the agreement - at the inception of our agreement regarding the re-submission of the NDA, we did not have reasonable assurance that the additional work involved to prepare the re-submission would be performed, nor that the re-submission would occur.

iii)
We have no further involvement or obligation to perform under the arrangement - the re-submission of the NDA is an event that once it occurred did not require any additional work related specifically to its filing.  As a result, we had no additional involvement or obligation to perform under the arrangement.

As a result of the above alignment with our revenue recognition policy, the $10 million NDA milestone payment was recognized as revenue upon the re-submission of the NDA.

Exhibit 99.4 - Management’s Discussion and Analysis

Clinical Development, page 3

5.
Please refer to your response dated September 10, 2002 to comment eight in our letter dated July 29, 2002 that “the Company notes its ongoing obligation to periodically review this disclosure and update it accordingly as its projects develop and the Company becomes able to reasonably estimate such information.”  Review your disclosure to provide the following information for each of your major research and development projects:

a.	The costs to date on the project;
b.	The nature, timing and estimated costs of the efforts necessary to complete the project;
c.	The anticipated completion dates;
d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e.	The period in which material net cash inflows from significant projects are expected to commence.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase.  To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

We believe our disclosure on this matter is sufficient as outlined below:

(a)
Information is given on page 11 of the MD&A under the section entitled "Research and Development Expenditures" on the costs to date in 2006 and 2007 for each of our major research and development projects. Costs for previous fiscal years are disclosed in previous MD&As.

(b)
All of our projects remain at the early research and development stage.  We believe there are significant risks and uncertainties associated with our clinical trials and product development activities, which preclude us from being able to reasonably estimate the nature, timing and estimated costs of the efforts necessary to complete these projects. Specifically, these risks and uncertainties are as follows: there is no fixed timeline for being granted regulatory approval for vernakalant (iv) by the FDA and there is no certainty that we will be successful in obtaining regulatory approval to market vernakalant (iv) in the United States or in other countries; our other product candidates (vernakalant (oral), GED-aPC and the Artesian molecules) are all in the early clinical or pre-clinical stage of testing and, therefore, there is a great deal of uncertainty as to whether our research and development activities for these projects will complete or will be successful; we may be required by regulators to conduct additional clinical or pre-clinical studies, which may significantly delay the completion of our research and development projects; the results of any of our clinical or pre-clinical trials may be considered unfavourable and may cause us to discontinue research and development activities on that particular product candidate; any of our product candidates may fail to demonstrate long-term safety and efficacy, which may cause significant delays in, or cause us to abandon development of, such product candidates; we may not be able to raise sufficient capital to complete future research and development activities, which could result in delays or abandonment of our research and development activities; we may not be successful in establishing additional corporate collaborations or licensing arrangements, which may cause delays, abandonment or increased costs for our research and development activities; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; as we have no experience in commercial manufacturing, we rely on third parties for the continued supply and manufacture of our product candidates; we may face unknown risks related to intellectual property matters; competition from pharmaceutical and biotechnology companies may have an adverse impact the commercial viability of our product candidates; and we may not be able to pursue partnership opportunities or other strategic alternatives on terms favourable to us, if at all. Each of these risks and uncertainties and the potential impact that each of them may have on our operations, financial position and liquidity is described in our Annual Information Form, which is cross-referenced on page 1 of our MD&A.

(c)
Due to the risks and uncertainties described in Item (b) above, we cannot reasonably estimate the timing for completion of each of our research and development projects. However, under the section entitled "Clinical Development" on pages 3 and 4 of the MD&A, we have provided our estimated date for completion of the next milestone step in the research and development process for each of our major product candidates.

(d)
On page 1, the MD&A cross references the Risk Factors contained in the Annual Information Form. The Risk Factors section in the Annual Information Form describes the risks and uncertainties associated with completing the development of our product candidates on schedule and the consequences to our operations, financial position, and liquidity if our projects are not completed on a timely basis.

(e)	For the reasons described in Item (b) above, we cannot reasonably estimate the period in which material net cash inflows from significant projects are expected to commence.

*****

The Company hereby represents and acknowledges to the Staff the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•
the Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or comments with respect to this letter.

Cardiome Pharma Corp.

Date: July 22, 2008	By:	/s/ Curtis Sikorsky
Name: Curtis Sikorsky
Title: Chief Financial Officer

Cc: Farran Hobbs
       Joe Garcia
       David Frost
       Chris Visser